Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of January 31, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.37	56.37	55.64	55.64
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Chaim Katzman	Ordinary Shares	200,949	0.12	0.12	0.12	0.12

5	Dor J.Segal	Ordinary Shares	900,000	0.55	0.55	0.54	0.54
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
7	Haim Ben-Dor	Unregistered Options	22,900
8	Haim Ben-Dor	Series C Debentures	786,792
9	Haim Ben-Dor	Series F Debentures	2,358,346
10	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.28	0.28
11	Arie Mientkavich	Unregistered Options	35,000
12	Arie Mientkavich	Unregistered Options	400,000
13	Shaiy Pilpel	Unregistered Options	24,000			0.01	0.01
14	Yair Orgler	Unregistered Options	27,600			0.02	0.02
15	Yair Orgler	Series C Debentures	90,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	176,720
18	Yair Orgler	Series I Debentures	80,000
19	Noga Knaz	Unregistered Options	26,600			0.02	0.02
20	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.47	0.47
21	Aharon Soffer	Unregistered Options	760,000
22	Aharon Soffer	Phantom Options	24,800
23	Aharon Soffer	Phantom Options	21,700
24	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares (Israel)	8,557,729	5.19	5.19	5.13	5.13
25	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	20,126,168
26	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	447,755
27	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	58,545,614
28	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	200,517,461
29	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,108,238
30	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	106,490,109

31	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	96,582,727
32	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	64,222,640
33	Migdal Insurance & Financial Holdings Ltd.	Un-Tradable Debentures	6,250,000

B. Officers in the Company (other than the President)
Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	%Voting	% Capital	%Voting
34	Gadi Cunia	Unregistered Options	150,000			0.09	0.09
35	Varda Zuntz	Ordinary Shares	183,362	0.11	0.11	0.19	0.19
36	Varda Zuntz	Unregistered Options	34,300
37	Varda Zuntz	Unregistered Options	100,000
38	Eran Ballan	Unregistered Options	19,234			0.09	0.09
39	Eran Ballan	Unregistered Options	130,000
40	Rami Vaisenberger	Ordinary Shares	22,400	0.01	0.01	0.05	0.05
41	Rami Vaisenberger	Unregistered Options	3,134
42	Rami Vaisenberger	Unregistered Options	50,000

[Changes in holdings during January of 2012]

Name of the Holder: Haim Ben-Dor

Holder Number: 7 (Unregistered Options)

Type of Holder: Director

ID Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 34,800

Change in the number of securities: -11,900

Name of the Holder: Haim Ben-Dor

Holder Number: 9 (Series F Debentures)

Type of Holder: Director

ID Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 2,981,684

Change in the number of securities: -596,338

Name of the Holder: Shaiy Pilpel (Unregistered Options)

Holder Number: 13

Type of Holder: Director

ID Number: 04165353

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 61,100

Change in the number of securities: -37,100

Name of the Holder: Yair Ernst Orgler

Holder Number: 17 (Series F Debentures)

Type of Holder: Director

ID Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 193,400

Change in the number of securities: -16,680

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 8,557,729

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 20,126,168

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series B Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260272

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 447,755

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 58,545,614

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 200,517,461

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 38,108,238

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 106,490,109

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 96,582,727

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 64,222,640

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 33 (Untradeable Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260140

Balance held by Holder at the end of the previous month (prior report): 0 (as not included in report)

Change in the number of securities: 6,250,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.